Filed Pursuant to Rule 424(b)(5)

Registration No. 333-71003

PROSPECTUS SUPPLEMENT

(To Prospectus Dated January 29, 1999)

$100,000,000

5.30% Senior Notes due 2015

The notes will bear interest at the rate of 5.30% per year. Interest on the notes is payable on April 1 and October 1 of each year, beginning on October 1, 2003. The notes will mature on April 1, 2015. We may redeem some or all of the notes at any time at the redemption price described under “Description of Notes—Optional Redemption.”

The notes will be senior unsecured obligations of our company and will rank equally with all of our other unsecured and unsubordinated indebtedness.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Senior Note	Total
Public Offering Price	99.911%	$99,911,000
Underwriting Discount	0.675%	$675,000
Proceeds to Coca-Cola Bottling Co. Consolidated (before expenses)	99.236%	$99,236,000

Interest on the notes will accrue from March 27, 2003 to the date of delivery.

The underwriters expect to deliver the notes in book-entry form only through The Depository Trust Company on or about March 27, 2003.

Joint Book-Running Managers

Salomon Smith Barney                                         Wachovia Securities

SunTrust Robinson Humphrey                          Fleet Securities, Inc.

March 21, 2003

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement or the accompanying prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus contain certain forward-looking statements that reflect management’s outlook for future periods. These statements and expectations are based on the currently available competitive, financial and economic data, along with our operating plans, and are subject to future events and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in such statements. The events or uncertainties that could adversely affect future periods include the following:

•	lower than expected net pricing of our products resulting from increased marketplace competition;

•	changes in how significant customers market our products;

•	our inability to meet performance requirements for expected levels of marketing funding support payments from The Coca-Cola Company or other beverage companies;

•	reduced marketing and advertising spending by The Coca-Cola Company or other beverage companies;

•	our inability to meet requirements under bottling contracts;

•	the inability of our aluminum can or PET bottle suppliers to meet our demand;

•	material changes from expectations in the cost of raw materials, including the cost of oil and oil-based products;

•	higher than expected fuel prices, insurance premiums or health care costs;

•	lower than anticipated returns on pension plan assets;

•	our inability to meet performance projections in acquired bottling territories;

•	acquisitions, dispositions or asset swaps, including our possible acquisition of all or a portion of The Coca-Cola Company’s remaining interest in Piedmont Coca-Cola Bottling Partnership;

•	terrorist attacks, war or other civil disturbances that could lead to economic instability and adversely affect our business;

•	unfavorable interest rate fluctuations; and

•	changes in financial markets.

You are cautioned that any such statements are not guarantees of future performance. Should one or more of these risks or uncertainties materialize, or should our underlying assumptions prove incorrect, actual results may vary from those expected, estimated or projected. Our forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement. If we do update or correct one or more of these statements, you should not conclude that we will make additional updates or corrections.

SUMMARY

The following is a summary and does not contain all of the information that may be important to you. You should read this prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding to purchase any notes.

Coca-Cola Bottling Co. Consolidated

We produce, market and distribute carbonated and noncarbonated beverages, primarily products of The Coca-Cola Company. We are the second largest bottler of Coca-Cola products in the United States. In our soft drink operations, we hold bottling contracts under which we produce and market, in certain geographic regions, carbonated soft drink products of The Coca-Cola Company, including Coca-Cola classic, caffeine free Coca-Cola classic, Vanilla Coke, diet Coke, diet Vanilla Coke, diet Coke with lemon, caffeine free diet Coke, Cherry Coke, diet Cherry Coke, TAB, Sprite, diet Sprite, Fanta flavors, Seagrams’ products, Mello Yello, diet Mello Yello, Mello Yello Cherry, Mr. PiBB, Fruitopia, Barq’s Root Beer, diet Barq’s Root Beer, Fresca, Minute Maid Lemonade, Minute Maid orange and diet Minute Maid orange sodas.

We also distribute and market other products of The Coca-Cola Company, including POWERade, Dasani water and Minute Maid Juices To Go, in certain of our markets. We produce and distribute Dr Pepper in some of our markets. We also distribute and market various other beverages, including Sundrop, in one or more of our markets under agreements with the company that manufactures the concentrate for those beverages. In addition, we also produce soft drinks for other Coca-Cola bottlers.

Our principal soft drink is Coca-Cola classic. During the last three fiscal years, sales of products under the Coca-Cola trademark have accounted for more than half of our soft drink sales. In total, the products of The Coca-Cola Company accounted for approximately 90% of our net sales during 2001.

Our contracts with The Coca-Cola Company entitle us to produce and market The Coca-Cola Company’s soft drinks in bottles, cans and five-gallon, pressurized, pre-mix containers. We are one of many companies holding such contracts, but we have the exclusive right to distribute certain Coca-Cola trademark beverages for sale in our bottling territories. We have similar arrangements with Cadbury Schweppes.

Our soft drink products are sold and distributed directly by our employees to retail stores and other outlets, including food markets, institutional accounts and vending machine outlets. During 2001, approximately 78% of our physical case volume was in the take-home channel through supermarkets, convenience stores, drug stores and other retail outlets. The remaining volume was in the cold drink channel, primarily through dispensing machines owned either by us, retail outlets or third-party vending companies.

We were incorporated in 1980 and our predecessors have been in the soft drink manufacturing and distribution business since 1902. We have grown significantly since 1984, when our bottling territory was concentrated in North Carolina and we had approximately $130 million of net sales. Since then, we have completed a series of acquisitions that significantly expanded our bottling territory and helped us to increase our net sales to approximately $1.02 billion in 2001. We now hold bottling rights from The Coca-Cola Company and other beverage companies covering the majority of central, northern and western North Carolina and portions of Alabama, Florida, Georgia, Kentucky, Mississippi, Pennsylvania, South Carolina, Tennessee, Virginia and West Virginia.

In 1993, along with The Coca-Cola Company, we formed Piedmont Coca-Cola Bottling Partnership (“Piedmont”). Piedmont distributes and markets the product offerings listed above in portions of North Carolina and South Carolina. We currently provide a portion of the finished product requirements for Piedmont at cost and receive a fee for managing Piedmont’s operations under a management agreement. Initially, we and The Coca-Cola Company each owned a 50% interest in Piedmont. On January 2, 2002, we purchased a 4.651% interest in Piedmont from The Coca-Cola Company for $10 million, so that we now own a 54.651% interest in Piedmont. As a result of the purchase, the results of operations, financial position and cash flows of Piedmont are consolidated with ours beginning in fiscal year 2002. See “Recent Developments” below.

The Coca-Cola Company currently owns approximately 27.5% of our common stock and Class B common stock on a combined basis, representing approximately 21.8% of the combined voting power of all classes of our stock. The Coca-Cola Company, J. Frank Harrison, III and Reid M. Henson are parties to a Voting Agreement pursuant to which Messrs. Harrison, III and Henson agreed to vote their shares of our common stock and Class B common stock for a nominee of The Coca-Cola Company for election to our Board of Directors. The Coca-Cola Company granted an irrevocable proxy with respect to all shares of our common stock and Class B common stock owned by The Coca-Cola Company to Mr. Harrison, III for life. As a result of the irrevocable proxy, Mr. Harrison, III and entities controlled by him control approximately 91.4% of the combined voting power of all classes of our stock.

Our principal executive offices are located at 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211 and our telephone number is (704) 557-4400.

Recent Developments

In a filing with the Securities and Exchange Commission on February 25, 2003, The Coca-Cola Company indicated that it had received management approval to begin negotiating definitive documents relating to the sale to us of half of The Coca-Cola Company’s remaining interest in Piedmont. On March 5, 2003, our Board of Directors approved the purchase of a 22.68% interest in Piedmont, representing one-half of The Coca-Cola Company’s remaining interest in Piedmont, for approximately $53.5 million. Closing of the transaction is subject to completion of a definitive purchase agreement. This transaction, which we anticipate to close on March 31, 2003, would increase our ownership interest in Piedmont from 54.651% to 77.331%.

On February 27, 2003, we announced our full year results for 2002. We earned $22.8 million in 2002, representing a $13.4 million improvement over net income of $9.5 million in 2001 on an actual basis. Net income in 2002 reflects a $12.6 million pre-tax reduction in amortization expense associated with the adoption of SFAS No. 142 and net income in 2001 benefited from a favorable income tax settlement. Excluding the tax settlement in 2001 and assuming SFAS No. 142 had been in effect during both years, the comparable growth in net income would have been 62%. As of December 29, 2002, our total debt was $807.8 million.

When viewed on a comparable basis as though the results of operations, financial position and cash flows of Piedmont had been consolidated with ours beginning in fiscal year 2001, and as though the reclassifications required by Emerging Issues Task Force No. 01-09 had been in effect beginning in fiscal year 2001, our net sales for 2002 increased by 4.8%, from $1.19 billion to $1.25 billion. This increase resulted primarily from bottle/can volume growth of 3.4% and increased contract sales to other Coca-Cola bottlers. Net pricing was relatively flat for the year, reflecting a modest price increase on many packages offset by strategic price decreases in certain channels and a shift in package mix toward the popular Fridgepack™ twelve-pack can package. For the fourth quarter of 2002, volume and net sales were down by approximately 3% and 1%, respectively, reflecting abnormally cold and wet weather. Most notably, a December ice storm resulted in a multi-day loss of power to over one million households and businesses in our North Carolina and South Carolina franchise territories negatively impacting volume, particularly in the highest margin cold drink and immediate consumption channels. Fourth quarter net income benefited from a reversal of accrued retirement benefits for our former Chairman, the late J. Frank Harrison, Jr., and was negatively impacted by the cost of early termination of debt. The retired debt was refinanced with a portion of the proceeds from our November 2002 issuance of $150 million of 5.00% Senior Notes due 2012. The net effect of these two items was an increase in net income of approximately $1 million in the fourth quarter of 2002.

The Offering

Issuer	Coca-Cola Bottling Co. Consolidated.

Securities Offered	$100,000,000 aggregate principal amount of 5.30% Senior Notes due 2015.

Maturity	April 1, 2015.

Interest	Interest will accrue on the notes from March 27, 2003 and will be payable on April 1 and October 1 of each year, beginning October 1, 2003.

Ranking

The notes will be senior unsecured obligations of our company and will rank equally with all of our other unsecured and unsubordinated indebtedness. As of December 29, 2002, we had approximately $807.8 million of indebtedness outstanding on a consolidated basis, all of which would rank equally with the notes offered hereby.

Optional Redemption	We may redeem the notes at any time at our option, in whole or in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to the maturity date discounted to the date of the redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 20 basis points.

We will also pay the accrued and unpaid interest on the notes to the redemption date.

Use of Proceeds

We intend to use the net proceeds of the offering to purchase an additional 22.68% interest in Piedmont, representing one-half of The Cola-Cola Company’s remaining interest in Piedmont, and to repay outstanding indebtedness. See “Use of Proceeds” for more information.

Restrictive Covenants

The Indenture governing the notes contains a limitation on our ability to incur or guarantee indebtedness that is secured by a mortgage on any of our principal properties in certain circumstances. The Indenture also limits our ability to conduct certain sale and leaseback transactions with respect to our principal properties. See “Description of Debt Securities—Certain Covenants of the Company” in the accompanying prospectus for more information.

Trustee	Citibank, N.A.

USE OF PROCEEDS

We estimate that the net proceeds that we will receive from this offering (after deducting the underwriting discount and our estimated offering expenses) will be approximately $99.2 million. We intend to use approximately $53.5 million of this amount to purchase one-half of The Cola-Cola Company’s remaining interest in Piedmont. We are currently negotiating with The Coca-Cola Company the definitive documentation for this transaction, which we expect to close on March 31, 2003.

We intend to use the balance of the net proceeds, or $45.7 million, to repay borrowings under our term loan facility. The total principal amount outstanding under our term loan facility is $170 million, half of which is due in each of July 2004 and July 2005. Our term loan facility bears interest at a floating rate of LIBOR plus 0.45% (which floating rate was equal to 1.95% at December 29, 2002). If our acquisition of one-half of The Coca-Cola Company’s remaining interest in Piedmont does not close, we will repay borrowings under our term loan facility by an additional amount of approximately $53.5 million.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges for the periods indicated are as follows:

	Nine Months Ended		Fiscal Year(1)
	September 29, 2002	September 30, 2001	2001	2000	1999	1998	1997
Ratio of Earnings to Fixed Charges	2.23x	1.32x	1.21x	1.15x	1.08x	1.42x	1.49x

(1)	Our fiscal year ends on the Sunday nearest December 31. All years presented are 52-week years, except for 1998, which was a 53-week year.

For purposes of computing this ratio, (a) “earnings” consists of income from continuing operations before income taxes and minority interest plus fixed charges and (b) “fixed charges” consists of interest expensed; the amortized premiums, discounts and capitalized expenses related to indebtedness; and the estimated interest portion of our rental expense. We estimate that the interest portion of the rental expense approximates one-third of such expense.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short-term debt (including current maturities of long-term debt), long-term debt (less current maturities), capital lease obligations, minority interest in subsidiaries, total shareholders’ equity and total capitalization as of September 29, 2002: (i) on an actual basis, (ii) as adjusted to give effect to the sale on November 21, 2002 of $150,000,000 in aggregate principal amount of 5.00% Senior Notes due 2012 and the application of the net proceeds thereof to repay short-term debt and (iii) as further adjusted to give effect to the sale of $150,000,000 in aggregate principal amount of 5.00% Senior Notes due 2012 and the application of the net proceeds thereof and to give effect to the sale of the notes offered hereby and the application of the net proceeds as described under “Use of Proceeds.” This table should be read in conjunction with our consolidated financial statements and related notes and the other financial information incorporated by reference into this prospectus supplement.

	As of September 29, 2002
	Actual	As Adjusted	As Further Adjusted
	(dollars in millions)
Cash and Cash Equivalents	$8.3	$8.3	$8.3

Short-Term Debt:
Term loan agreement	$97.5	$—	$—
Revolving credit	50.0	0.4	0.4
Lines of credit	7.2	7.2	7.2

Total Short-Term Debt	$154.7	$7.6	$7.6

Long-Term Debt:
Term loan agreement	$170.0	$170.0	$124.3
6.85% debentures due 2007	100.0	100.0	100.0
7.20% debentures due 2009	100.0	100.0	100.0
6.38% debentures due 2009	250.0	250.0	250.0
5.00% senior notes due 2012	—	150.0	150.0
Notes being offered hereby	—	—	100.0
Other debt	0.1	0.1	0.1

Total Long-Term Debt	620.1	770.1	824.4

Capital Lease Obligations	45.6	45.6	45.6

Minority Interest in Subsidiaries	62.3	62.3	31.1

Shareholders’ Equity:
Common Stock, $1 par value	9.6	9.6	9.6
Class B common stock, $1 par value	3.0	3.0	3.0
Class C common stock, $1 par value	—	—	—
Capital in excess of par value	94.2	94.2	94.2
Retained earnings	9.2	9.2	9.2
Accumulated other comprehensive loss	(12.1)	(12.1)	(12.1)
Less: treasury stock	(61.2)	(61.2)	(61.2)

Total Shareholders’ Equity	42.7	42.7	42.7

Total Capitalization	$770.7	$920.7	$943.8

DESCRIPTION OF NOTES

This description of the particular terms of the notes supplements and replaces (if inconsistent with) the description of the general terms and provisions of the Debt Securities under the caption “Description of Debt Securities” in the accompanying prospectus. Capitalized terms used in this prospectus supplement that are not otherwise defined shall have the meanings ascribed to them in the accompanying prospectus.

General

The notes will constitute a series of Debt Securities and will be issued under the Indenture as described in the accompanying prospectus.

The notes will mature on April 1, 2015 and will bear interest from March 27, 2003 at the rate of 5.30% per annum, payable semiannually in arrears on April 1 and October 1 of each year, commencing on October 1, 2003. Interest on the notes will be payable to the persons in whose names such notes are registered at the close of business on the applicable preceding March 15 and September 15. Interest payable on the notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Ranking

The notes will be senior unsecured obligations of our company, ranking equally with our other unsecured and unsubordinated obligations. The notes will be effectively subordinated to all liabilities of our subsidiaries, including trade payables. Since we conduct many of our operations through our subsidiaries, our right to participate in any distribution of the assets of a subsidiary when it winds up its business is subject to the prior claims of the creditors of the subsidiary. This means that that your right as a holder of our notes will also be subject to the prior claims of these creditors if a subsidiary liquidates or reorganizes or otherwise winds up its business. Unless we are considered a creditor of the subsidiary, your claims will not be recognized ahead of these creditors. As of December 29, 2002, we had approximately $807.8 million of debt outstanding on a consolidated basis, all of which would rank equally with the notes. The Indenture does not limit the incurrence of unsecured debt by us or our subsidiaries. The notes will be effectively subordinated to any of our secured debt to the extent of the value of the assets securing such debt. The Indenture permits, subject to certain limitations, us and our Restricted Subsidiaries (as defined in the Indenture) to incur secured debt.

The notes are originally being issued in the aggregate principal amount of $100,000,000. We may from time to time, without giving notice to or seeking the consent of the holders of the notes, issue notes having the same ranking and the same interest rate, maturity and other terms as the notes issued in this offering. Any additional securities having such similar terms, together with the notes being offered hereby, will constitute a single series of securities under the Indenture.

Sinking Fund

There will be no sinking fund.

Optional Redemption

The notes will be redeemable, as a whole or in part, at any time at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to the maturity date discounted on the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate (as defined below) plus 20 basis points.

We will also pay the accrued and unpaid interest on the notes to the redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

Meaning of Terms.    The following terms are relevant to the determination of the redemption price if any of the notes are redeemed:

“Comparable Treasury Issue” means the United States Treasury security selected by a Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date:

•	the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations;

•	if the trustee obtains fewer than three such Reference Treasury Date Quotations, the average of all such quotations; or

•	if only one Reference Treasury Dealer Quotation is received, such quotation.

“Reference Treasury Dealer” means

•	Salomon Smith Barney Inc. or Wachovia Securities, Inc. (or their respective affiliates which are Primary Treasury Dealers) and their respective successors; provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer; and

•	any other Primary Treasury Dealer(s) selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price and accrued interest on the notes to be redeemed on such date. If less than all the notes are to be redeemed, the notes to be redeemed shall be selected by the trustee by such method as the trustee shall deem fair and appropriate.

Trustee

Citibank, N.A., the trustee under the Indenture, has normal commercial banking relationships with our company. We maintain banking relationships in the ordinary course of business from time to time with affiliates of the trustee. In addition, Salomon Smith Barney Inc., an affiliate of the trustee, is one of the underwriters of the notes offered hereby.

Defeasance

The notes are subject to the defeasance provisions described in the accompanying prospectus.

Book-Entry; Delivery and Form

The notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. The notes will be issued in book-entry form. The notes will be represented by one or more fully registered global securities registered in the name of a nominee of the depositary. Except as set forth in the accompanying prospectus under “Description of Debt Securities — Global Securities,” book-entry notes will not be issuable in certificate form.

Each global security will be deposited with, or on behalf of, the depositary and registered in the name of the depositary or its nominee. Your beneficial interest in a note will be shown on, and transfers of beneficial interests will be effected only through, records maintained by the depositary of its participants. Payments of principal of, premium, if any, and interest, if any, on notes will be made by us or our paying agent to the depositary or its nominee. A description of the depositary arrangements generally applicable to the notes is set forth in the accompanying prospectus under the caption “Description of the Debt Securities — Global Securities.” The notes will not be issued in definitive form except as described in the accompanying prospectus.

The Depository Trust Company (“DTC”) will be the initial depositary. DTC has advised us that it is a limited-purpose trust company organized under New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The Rules applicable to DTC and its Direct and Indirect Participants are on file with the Securities and Exchange Commission.

UNDERWRITING

Salomon Smith Barney Inc. and Wachovia Securities, Inc. are acting as joint book-running managers of the offering and as the representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount of notes
Salomon Smith Barney Inc.	$52,500,000
Wachovia Securities, Inc.	30,000,000
SunTrust Capital Markets, Inc.	12,500,000
Fleet Securities, Inc.	5,000,000

Total	$100,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.400% of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.250% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

We expect that delivery of the notes will be made against payment therefor on or about March 27, 2003, which is the fourth business day following the date hereof. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this prospectus supplement or the following business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of notes who wish to trade notes on the date of this prospectus supplement or the following business day should consult their own advisors.

The notes are a new issue of securities with no established trading market. We presently do not intend to apply for listing of the notes on any national securities exchange or interdealer quotations system. We have been advised by the underwriters that they intend to make a market in the notes but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the existence or liquidity of any trading market for the notes.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Coca-Cola Bottling Co. Consolidated
Per note	0.675%

In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering will be $70,000.

The underwriters and their affiliates have provided various investment and commercial banking services for us from time to time for which they have received customary fees and expenses, including participating as lenders in our current revolving credit facility. In addition, Salomon Smith Barney Inc. and one of its affiliates serve as Lead Arranger and Administrative Agent, respectively, and Wachovia Securities, Inc. and one of its affiliates serve as Joint Lead Arranger and Syndication Agent, respectively, under our current revolving credit facility. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Because more than 10% of the net proceeds of the offering will be used to repay indebtedness that we owe to affiliates of Wachovia Securities, Inc., SunTrust Capital Markets, Inc. and Fleet Securities, Inc. under our current term loan facility, the offering is being made in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Kennedy Covington Lobdell & Hickman, L.L.P., Charlotte, North Carolina. Certain legal matters relating to the notes will be passed upon for the underwriters by Mayer, Brown, Rowe & Maw, Chicago, Illinois. Henry W. Flint, a partner in Kennedy Covington Lobdell & Hickman, L.L.P., serves as our Secretary.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may find additional information about us at our web site at http://www.cokeconsolidated.com. The information on our web site is not a part of this prospectus supplement or the accompanying prospectus.

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of this prospectus supplement and the accompanying prospectus, and any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement to which this prospectus supplement relates and until we complete our sale of the securities to the public:

•	Our Annual Report on Form 10-K for the year ended December 30, 2001;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 29, June 30, and September 29, 2002; and

•	Our Current Reports on Form 8-K, filed on January 14, May 3, May 14, July 26, October 30 and November 21, 2002 and March 3 and March 6, 2003.

The accompanying prospectus is a part of a registration statement that we have filed with the SEC relating to the notes. As permitted by SEC rules, the accompanying prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement and exhibits and schedules are also available at the SEC’s Public Reference Room or through its web site. You may obtain a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Coca-Cola Bottling Co. Consolidated

4100 Coca-Cola Plaza

Charlotte, NC 28211

Attention: David V. Singer

Telephone: (704) 557-4400

Prospectus

Coca-Cola Bottling Co.

Consolidated

Debt Securities

Preferred Stock

Common Stock

Class C Common Stock

Coca-Cola Bottling Co. Consolidated (the “Company”, which may be referred to herein as “we” or “us”), is a Delaware corporation and is the second largest Coca-Cola bottler in the United States. The Company’s principal executive offices are located at 1900 Rexford Road, Charlotte, North Carolina, 28211, Telephone (704) 551-4400. This Prospectus may be used by the Company to offer and sell, together or separately, one or more of the following types of its securities (collectively, the “Securities”):

•	Debt Securities (in one or more series)

•	Preferred Stock (in one or more classes or series)

•	Common Stock, $1.00 par value per share

•	Class C Common Stock, $1.00 par value per share

These Securities will have an aggregate initial public offering price not to exceed $800,000,000, and will be offered and sold at prices and on terms to be determined at the time of sale. The specific terms of the Securities for which this Prospectus is being delivered (the “Offered Securities”) will be set forth in an accompanying supplement to this Prospectus (the “Prospectus Supplement”). These terms may include, where applicable, the initial public offering price of the Offered Securities, the net proceeds to the Company and whether the Offered Securities will be listed on any securities exchange.

As described in more detail in the Prospectus Supplement, the Securities may be offered through an underwriter or underwriting syndicates represented by one or more managing underwriters, or through dealers. The Securities may also be sold directly or through agents to investors. See “PLAN OF DISTRIBUTION”.

This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is January 29, 1999.

ABOUT THIS PROSPECTUS

This Prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission (the “Commission” or “SEC”) utilizing a “shelf” registration process. Under this shelf process, we may from time to time over approximately the next two years, sell any combination of the securities described in this Prospectus in one or more offerings up to a total dollar amount of $800,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

This Prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement also may add, update or change information contained in this Prospectus. You should read both this Prospectus and any Prospectus Supplement together with additional information described under the heading “Where You Can Find More Information About the Company” beginning below on page 2 of this Prospectus.

You should rely only on the information or representations incorporated by reference or provided in this Prospectus and in the accompanying Prospectus Supplement. We have not authorized anyone to provide you with different information. You may obtain copies of the registration statement, or of any document which we have filed as an exhibit to the registration statement or to any other SEC filing, either from the SEC or from the Chief Financial Officer of the Company as described below. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or in the accompanying Prospectus Supplement is accurate as of any date other than the dates printed on the front of each such document.

WHERE YOU CAN FIND MORE

INFORMATION ABOUT THE COMPANY

The Company files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings also are available to the public from the SEC’s worldwide web site at “http://www.sec.gov.”

The SEC allows us to “incorporate by reference” into this Prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. The “file number” used by the SEC to identify documents filed by the Company is 0-9286. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

(1)	the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 1997;

(2)	the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 29, 1998, June 28, 1998 and September 27, 1998; and

(3)	the description of the Company’s Common Stock contained in its registration statement on Form 8-A filed January 29, 1973, as updated from time to time by the Company’s subsequent filings with the Securities and Exchange Commission.

You may request a copy of these filings, at no cost, by writing or telephoning the Company’s Chief Financial Officer at the following address:

David V. Singer

Vice President and Chief Financial Officer

Coca-Cola Bottling Co. Consolidated

1900 Rexford Road

Charlotte, North Carolina 28211

Telephone: (704) 551-4400

FORWARD-LOOKING STATEMENTS

This Prospectus, including the information incorporated by reference herein, information included in, or incorporated by reference from, future filings by the Company with the Commission, as well as information contained in written material, press releases and oral statements issued by or on behalf of the Company, contains, or may contain, certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such “forward-looking statements” include information relating to, among other matters, the Company’s future prospects, developments and business strategies for its operations. These forward-looking statements are identified by their use of terms and phrases such as “expect”, “estimate”, “project”, “believe”, and similar terms and phrases. Such forward-looking statements are contained in various sections of this Prospectus and in the documents incorporated herein by reference. These statements are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances, and involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from that suggested or described in this Prospectus or in such other documents. These risks include, but are not limited to (A) risks associated with any changes in the historical level of marketing support which the Company receives from The Coca-Cola Company, (B) risks associated with interruptions in the Company’s business operations as a result of any failure to adequately correct the Year 2000 computer problem in any systems of the Company or one of its major suppliers or customers and (C) other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. Investors are cautioned that any such statements are not guarantees of future performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary from those expected, estimated or projected.

THE COMPANY

The Company produces, markets and distributes carbonated and noncarbonated beverages, primarily products of The Coca-Cola Company. The Company has been in the soft drink manufacturing business since 1902. The Company has grown significantly since 1984. During this time period, the Company has made several acquisitions which have resulted in its becoming the second largest Coca-Cola bottler in the United States.

At present, the Company (including its subsidiaries and its 50% owned affiliate) holds rights under bottle contracts to produce and market carbonated soft drinks, primarily products of The Coca-Cola Company, within certain territories in the states of Alabama, Florida, Georgia, Kentucky, Mississippi, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia and West Virginia. The Company also produces and distributes certain other brands of soft drinks within such territories. A portion of these soft drink distribution and marketing operations (primarily in parts of North Carolina and South Carolina) are conducted through Piedmont Coca-Cola Bottling Partnership (“Piedmont”), a joint venture owned equally by the Company and The Coca-Cola Company through their respective subsidiaries. The Company sold and contributed certain territories to Piedmont upon its formation. The Company currently provides part of the finished product requirements for Piedmont and receives a fee for managing Piedmont’s operations under a management agreement.

The Company considers selective acquisitions for additional territories on an ongoing basis. To achieve its goals, the Company may engage in further purchases of bottling contract rights and entities possessing such rights and other related transactions designed to facilitate such purchases.

The Company’s principal executive offices are located at 1900 Rexford Road, Charlotte, North Carolina, 28211, and its telephone number is (704) 551-4400.

USE OF PROCEEDS

The net proceeds we receive from the sale of Securities offered by this Prospectus and the accompanying Prospectus Supplement will be used for general corporate purposes. General corporate purposes may include the repayment of debt, investments in or extensions of credit to our subsidiaries, the financing of future acquisitions or capital expenditures, and working capital. The net proceeds also may be invested temporarily or applied to repay short-term debt until they are used for their stated purpose. The Company is engaged in an ongoing program of selective acquisitions for additional territories and regularly evaluates the desirability of making such acquisitions. Except as may be specifically set forth in the accompanying Prospectus Supplement, the Company has no understandings or agreements with respect to any specific significant acquisition or investment.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The consolidated ratios of earnings to fixed charges for the Company are as follows:

	Nine Months Ended		Fiscal Year Ended [1]
	Sept. 27, 1998	Sept. 28, 1997	1997	1996	1995	1994	1993
Ratio of Earnings to Fixed Charges	1.57x	1.67x	1.49x	1.54x	1.51x	1.54x	1.59x

[1]	The Company’s fiscal year ends on the Sunday nearest December 31.

The above ratios have been computed using amounts for the Company, its consolidated subsidiaries and its proportionate share of losses incurred by its fifty percent (50%) owned affiliate. Earnings available for fixed charges represent earnings before income taxes, extraordinary items and fixed charges. Fixed charges represent interest incurred plus that portion of rental expense deemed to be the equivalent of interest.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities which the Company may offer under this Prospectus will be issued under an Indenture dated as of July 20, 1994 between the Company and NationsBank of Georgia, National Association, as Trustee (the “Trustee”), as supplemented and restated by a Supplemental Indenture dated March 3, 1995 between the Company and the Trustee. All references in this Prospectus and in the accompanying Prospectus Supplement to the “Indenture” are to the Indenture as so supplemented. By mutual agreement among the parties involved, as of September 15, 1995, Citibank, N.A. succeeded to all of the rights, powers, duties and obligations of NationsBank of Georgia, N.A. as Trustee under the Indenture. All references in this Prospectus and in the accompanying Prospectus Supplement to the “Trustee” refer to Citibank, N.A. and to any other entity that subsequently may replace Citibank, N.A. as Trustee under the Indenture.

The following summaries of certain provisions of the Indenture are not complete. These summaries are qualified in their entirety by reference to the full provisions of the Indenture. The Indenture is filed as an exhibit to the registration statement of which this Prospectus is a part (Registration Statement File No. 333-71003; the “Registration Statement”). Section references set forth below or in any accompanying Prospectus Supplement refer to such Sections in the Indenture, which Sections are incorporated herein or therein by reference. Capitalized terms, unless otherwise defined herein or in any Prospectus Supplement, have the meanings assigned to them in the Indenture. Such definitions are incorporated herein by reference.

The Debt Securities may be issued from time to time in one or more series. The Prospectus Supplement relating to each such series will describe the particular terms of that series of Debt Securities.

General

The Indenture does not limit the aggregate amount of Debt Securities that the Company may issue. We may issue Debt Securities (in one or more series) up to the principal amount authorized by us from time to time for each such series. The Debt Securities will be unsecured obligations of the Company and will rank equally and ratably with other unsecured and unsubordinated indebtedness of the Company.

Additional terms to be described in an accompanying Prospectus Supplement for any series of Debt Securities with respect to which this Prospectus is being delivered (“Offered Debt Securities”) are:

•	the title and aggregate principal amount of the Offered Debt Securities;

•	whether the Offered Debt Securities will be issued in whole or in part in global form and, if so, the name of the Depositary;

•	the issue price or prices for the Offered Debt Securities (expressed as a percentage of their aggregate principal amount);

•	the date or dates on which the principal of the Offered Debt Securities is payable;

•	the applicable interest rate or rates (if any), and the date or dates from which any such interest will accrue;

•	the Interest Payment Dates on which any such interest will be payable and the Regular Record Date with respect thereto;

•	any obligation of the Company to redeem or repay the Offered Debt Securities pursuant to sinking fund or similar provisions, or at the option of a holder of such securities, and the prices and other terms and conditions applicable to any such redemption or repurchase;

•	each office or agency for the payment of principal and any premium and interest on the Offered Debt Securities (subject to the terms of the Indenture as described below under “Payment and Paying Agents”);

•	each office or agency where the Offered Debt Securities may be presented for registration of transfer or exchange (subject to the terms of the Indenture as described below under “Denominations; Registration of Transfers and Exchange”);

•	the terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company, or repaid at the option of the Holder, prior to Stated Maturity (including, in the case of an Original Issue Discount Security, the information necessary to determine the amount due upon redemption or repayment);

•	whether the Offered Debt Securities will be issuable in any denominations other than $1,000 and any integral multiple thereof;

•	the portion of the principal amount of Offered Debt Securities that shall be payable upon declaration of acceleration of maturity (if other than the principal amount thereof);

•	the application, if any, of either or both of the sections of the Indenture relating to defeasance to the Offered Debt Securities; and

•	any other terms of the Offered Debt Securities not inconsistent with the provisions of the Indenture.

Some of the Debt Securities may be issued as Original Issue Discount Securities. Original Issue Discount Securities bear no interest or bear interest at a below-market rate and will be sold at a substantial discount below their stated principal amount. Special federal income tax considerations applicable to any Debt Securities issued at an original issue discount, including Original Issue Discount Securities, will be described in the accompanying Prospectus Supplement relating thereto. Persons considering the purchase, ownership or disposition of any Original Issue Discount Securities should consult their own tax advisors concerning the United States Federal income tax consequences to them with regard to such purchase, ownership or disposition in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

Denominations; Registration of Transfers and Exchange

Debt Securities of a given series will be issued only in fully registered form without coupons in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the related Prospectus Supplement. (Section 302)

Debt Securities may be presented for registration of transfer or for exchange (duly endorsed or accompanied by a written instrument of transfer duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for any series of Debt Securities and referred to in the applicable Prospectus Supplement. Such transfer or exchange will be made without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. The Trustee is the initial Security Registrar. (Section 305) If a Prospectus Supplement states that the Company has designated any transfer agents (in addition to the Security Registrar) with respect to any series of Debt Securities, we may at any time rescind the designation of such transfer agent(s) or approve a change in the location through which such transfer agent(s) act. The Company, however, will be required to maintain a transfer agent in each place where principal and any premium and interest in respect of any such series are payable. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities. (Section 1002)

If we redeem Debt Securities of any series, the Company will not be required to (A) issue, register the transfer of or exchange Debt Securities of such series during a period beginning at the opening of business 15 days before the mailing of the applicable notice of redemption and ending at the close of business on the day of such mailing, or (B) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part. (Section 305)

Payment and Paying Agents

Payment of principal of and any premium and interest on Debt Securities will be made at the office of a Paying Agent or Paying Agents designated by the Company from time to time. We also may elect to pay interest by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. The Company will pay any interest due on Debt Securities on any interest payment date to the Person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest. (Section 307)

The principal office of the Paying Agent will be designated as the Company’s Paying Agent for payments with respect to Debt Securities. Any other Paying Agents initially designated by the Company for the Debt Securities will be named in an applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each place where principal and any premium or interest in respect of such series of Debt Securities are payable. (Section 1002)

All moneys paid by the Company to the Trustee or a Paying Agent for the payment of principal of and any premium or interest on any Debt Security which remain unclaimed for two years after such amounts have become due and payable may be paid to the Company. Thereafter, the holder of such Debt Security, as a general unsecured creditor, may look only to the Company for payment of such amounts. (Section 1003)

Global Securities

The Debt Securities of any series may be issued in the form of one or more fully registered securities in global form (a “Global Security”). Any such Global Security will be deposited with, or on behalf of, a depositary (the “Depositary”) identified in the Prospectus Supplement relating to such series. Such Global Securities will be issued in a denomination or aggregate denominations in an amount equal to the aggregate principal amount of all outstanding Debt Securities of the series represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to (A) a nominee of such Depositary (or between such nominees) or (B) to a successor of such Depositary or a nominee of such Depositary. (Section 305)

The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

Upon the issuance of a Global Security, and the deposit of such Global Security with or on behalf of the applicable Depositary, such Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominees (“participants”). Such account will be designated (A) by the underwriters or agents for such Debt Securities or (B) by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or Persons that may hold interests through participants. The beneficial interests of participants in such Global Security will be shown on, and the transfer of such ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. The ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by such participant. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. The limitations imposed by these laws may impair the ability of owners to transfer beneficial interests in a Global Security.

So long as the Depositary for a Global Security, or its nominee, is the registered owner or Holder of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the individual Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their name, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the Holders thereof for any purposes under the Indenture. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the

Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. The Indenture provides that the Depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under the Indenture. (Section 104) The Company understands that, under existing industry practices, if the Company requests any action of Holders or if an owner of a beneficial interest in such Global Security desires to give any notice or take any action that a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners who own through them.

Principal, premium, if any, and interest payments on individual Debt Securities represented by a Global Security held by a Depositary or its nominee will be made by us to the Depositary or its nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any Paying Agent for such Debt Securities will have any responsibility or liability for any aspect of the records of the Depositary or any nominee or participant relating to, or payments made on account of, beneficial ownership interests in any such Global Security or Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. (Section 308)

The Company understands that, under existing industry practices, the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest with respect to a definitive Global Security representing any of such Debt Securities, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants.

If the Depositary for a series of Debt Securities is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such series of Debt Securities. In addition, we may at any time and in our sole discretion (subject to any limitations described in the Prospectus Supplement relating to such Debt Securities) determine not to have the Debt Securities of a series represented by one or more Global Securities. In such event, the Company will issue individual Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such series of Debt Securities. (Section 305)

Further, if we so specify with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company and to the Depositary for such Global Security, receive Debt Securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to have Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest registered in such owner’s name and will be entitled to physical delivery of such Debt Securities in definitive form. Any Debt Securities so issued in definitive form will, except as set forth in the applicable Prospectus Supplement, be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only without coupons. (Section 305)

Certain Covenants of the Company

Certain Definitions Applicable to Covenants (Section 101):

•	“Subsidiary” of the Company is defined as a corporation more than 50% of the voting stock of which is owned, directly or indirectly, by the Company and/or one or more Subsidiaries of the Company.

•

“Restricted Subsidiary” is defined as a Subsidiary of the Company which (1) owned a Principal Property as of the date of the Indenture, or (2) acquires a Principal Property after such date from the Company or a Restricted Subsidiary other than for cash equal to such property’s fair market value as determined by the Board of Directors of the Company, or (3) acquires a Principal Property after such date by purchase with funds substantially all of which are provided by the Company or a Restricted Subsidiary or with the proceeds of indebtedness for money borrowed, which indebtedness is guaranteed in whole or in part by the Company or a Restricted Subsidiary, or (4) is a party to any contract with respect to the bottling, canning, packaging or distribution of soft drinks or soft drink products (unless such contract, in the opinion of the Board of Directors of the Company, is not materially important to the total business conducted by the Company and its Subsidiaries as an entirety).

•	“Principal Property” is defined to mean any bottling, distribution or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, owned or leased by the Company or any Subsidiary, the gross book value of which (without deduction of any depreciation reserves) on the date as of which the determination is being made exceeds 3% of Consolidated Net Tangible Assets (other than any such facility which, in the opinion of the Board of Directors of the Company, is not materially important to the total business conducted by the Company and its Subsidiaries as an entirety).

•	“Attributable Debt” is defined to mean the total net amount of rent required to be paid during the remaining term of certain leases, discounted at the rate per annum equal to the weighted average interest rate borne by the Debt Securities.

•	“Consolidated Net Tangible Assets” is defined to mean the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting (1) all current liabilities, and (2) goodwill and like intangibles of the Company and its consolidated subsidiaries.

Restrictions on Debt

The Company:

(1)	will not itself, and will not permit any Restricted Subsidiary to, incur or guarantee any evidence of any indebtedness for money borrowed (“Debt”) secured by a mortgage, pledge or lien (“Mortgage”) on any Principal Property of the Company or any Restricted Subsidiary, or on any share of capital stock or Debt of any Restricted Subsidiary, without securing or causing such Restricted Subsidiary to secure the Debt Securities equally and ratably with (or, at the Company’s option, prior to) such secured Debt, and

(2)	will not permit any Restricted Subsidiary to incur or guarantee any unsecured Debt or to issue any preferred stock, in each instance unless the aggregate amount of (A) all such Debt, (B) the aggregate preferential amount to which such preferred stock would be entitled on any involuntary distribution of assets and (C) all Attributable Debt of the Company and its Restricted Subsidiaries with respect to sale and leaseback transactions involving Principal Properties (with the exception of transactions which are excluded as described in “Restrictions on Sales and Leasebacks” below), would not exceed 10% of Consolidated Net Tangible Assets.

The above restrictions do not apply to any of the following, which will be excluded from Debt in any computation under such restrictions:

•	Debt secured by Mortgages on property of, or on any shares of capital stock or Debt of, any corporation, and unsecured Debt of any corporation, existing at the time such corporation becomes a Restricted Subsidiary,

•	Debt secured by Mortgages in favor of the Company or a Restricted Subsidiary and unsecured Debt payable to the Company or a Restricted Subsidiary,

•	Debt secured by Mortgages in favor of governmental bodies to secure progress or advance payments,

•	Debt secured by Mortgages on property, shares of capital stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) or incurred within certain time limits to finance the acquisition thereof or construction thereon,

•	unsecured Debt incurred within certain time limits to finance the acquisition of property, shares of capital stock or Debt (other than shares of capital stock or Debt of the Company) or to finance construction on such property,

•	Debt secured by Mortgages securing industrial revenue bonds, or

•	any extension, renewal or replacement of any Debt referred to in any of the foregoing exceptions.

In addition, the above restrictions do not apply to any issuance of preferred stock by a Restricted Subsidiary to the Company or another Restricted Subsidiary, provided that such preferred stock shall not thereafter be transferrable to any person other than the Company or a Restricted Subsidiary. (Section 1006)

Restrictions on Sales and Leasebacks

Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property, unless, after giving effect to such transaction, the aggregate amount of all Attributable Debt of the Company and its Restricted Subsidiaries with respect to all such transactions plus all Debt to which Section 1006 is applicable (as described in “Restrictions on Debt” above) would not exceed 10% of Consolidated Net Tangible Assets.

This restriction does not apply to any of the following, which shall be excluded in any computation of Attributable Debt under such restriction, Attributable Debt with respect to any sale and leaseback transaction if:

•	the lease is for a period not in excess of three years, including renewal rights,

•	the sale or transfer of the Principal Property is made prior to, at the time of or within a specified period after the later of its acquisition or construction,

•	the lease secures or relates to industrial revenue or pollution control bonds,

•	the transaction is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or

•	the Company or a Restricted Subsidiary, within 180 days after the sale or transfer is completed, applies to the retirement of Funded Debt of the Company or a Restricted Subsidiary ranking on a parity with or senior to the Debt Securities, or to the purchase of other property which will constitute Principal Property of a value at least equal to the value of the Principal Property leased in such sale and leaseback transaction, an amount not less than the greater of (A) the net proceeds of the sale of the Principal Property so leased, or (B) the fair market value of the Principal Property leased. In lieu of applying the proceeds of such sale to the retirement of Funded Debt, the Company may receive credit for (1) the principal amount of any Debt Securities (or other notes or debentures constituting Funded Debt of the Company or a Restricted Subsidiary) delivered within such 180-day period to the applicable trustee for retirement and cancellation, and (b) the principal amount of any other Funded Debt voluntarily retired within such 180-day period. (Section 1007)

Events of Default and Remedies

The Indenture defines an “Event of Default” whenever used therein with respect to Debt Securities of any series as one or more of the following events:

(1)	default in the payment of interest, if any, on Debt Securities of such series for 30 days after becoming due;

(2)	default in the payment of principal of (or premium, if any, on) Debt Securities of such series when due;

(3)	default in the deposit of any sinking fund when and as due by the terms of Offered Debt Securities;

(4)	default in the performance of any other covenant for 60 days after notice;

(5)	certain events of bankruptcy, insolvency or reorganization;

(6)	a default under, or the acceleration of the maturity date of, any bond, debenture, note or other evidence of indebtedness of the Company or any Restricted Subsidiary (other than the Debt Securities of such series) or a default under any indenture or other instrument under which any such evidence of indebtedness has been issued or by which it is governed and the expiration of any applicable grace period specified in such evidence of indebtedness, indenture or other instrument, if the aggregate amount of indebtedness with respect to which such default or acceleration has occurred exceeds $1.0 million; and

(7)	any other Event of Default provided with respect to Debt Securities of such series.

If any Event of Default described above shall occur and be continuing, then either the Trustee or the Holders of at least 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if any of the Offered Debt Securities are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) of all of the Offered Debt Securities to be due and payable immediately. (Sections 501 and 502)

The Indenture provides that the Trustee, within 90 days after the occurrence of a default with respect to any series of Debt Securities, shall notify the Holders of Debt Securities of that series of all uncured defaults known to it (the term default to mean any event specified above which is, or after notice or lapse of time or both would become, an Event of Default with respect to the Offered Debt Securities). Except, however, in the case of default in the payment of the principal of (or premium, if any) or interest on any Debt Securities or in the payment of any sinking fund installment with respect to the Offered Debt Securities, the Trustee is permitted to withhold such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders of Debt Securities. (Section 602)

The Company is required annually to furnish the Trustee with a certificate by certain officers of the Company stating whether or not, to the best of their knowledge, the Company is in default in the fulfillment of its covenants under the Indenture. If there has been a default in the fulfillment of any such covenant, the certificate must specify the nature and status of each such default. (Section 1005)

The Holders of a majority in principal amount of the outstanding Offered Debt Securities (voting as one class) will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Offered Debt Securities, and to waive certain defaults. (Sections 512 and 513)

The Indenture provides that, if an Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. (Section 601)

Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of Debt Securities, unless such Holders first offer to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. (Section 603)

Consolidation, Merger and Sale of Assets

The Indenture provides that the Company shall not consolidate with or merge into, or transfer all or substantially all of its assets to, any person unless:

(1)	that person (including the successor corporation) is a corporation organized under the laws of the United States of America or any State or the District of Columbia;

(2)	that person (including the successor corporation) assumes by supplemental Indenture all of the Company’s obligations on Debt Securities outstanding at that time; and

(3)	after giving effect thereto, no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default shall have occurred and be continuing.

The Indenture further provides that no such consolidation or merger of the Company with or into any other corporation and no conveyance or transfer of all or substantially all of its property to any person may be made if, as a result thereof, any Principal Property of the Company or any Restricted Subsidiary would become subject to a Mortgage which is not expressly excluded from the restrictions or permitted by the provisions of Section 1006 (see “Restrictions on Debt”) unless the Debt Securities are secured equally and ratably with (or, at the Company’s option, prior to) the Debt secured by such Mortgage by a lien upon such Principal Property. (Section 801)

Defeasance

The accompanying Prospectus Supplement will state whether any defeasance provision will apply to any Offered Debt Securities which are the subject thereof.

The Indenture provides, if such provision is made applicable to the Debt Securities of any series pursuant to Section 301 of the Indenture, that the Company may elect either:

(A)	to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust) (“defeasance”) or

(B)	to be released from its obligations with respect to such Debt Securities under Sections 501(5), 1006 and 1007 of the Indenture (being the cross-default provisions described in clause (6) under “Events of Default and Remedies” and the restrictions described under “Restrictions on Debt” and “Restrictions on Sales and Leasebacks”, respectively) (“covenant defeasance”), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations which, through the payment of principal and interest in accordance with their terms, will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest, if any, on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates for such payments. In the case of defeasance, the Holders of such Debt Securities will be entitled to receive payments in respect of such Debt Securities solely from such trust. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion, in the case of defeasance under clause (A) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the Indenture. The accompanying Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance with respect to the Debt Securities of a particular series. (Article Thirteen)

Modification

Modification and amendments of the Indenture may be made by the Company and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities issued under the Indenture which are affected by the modification or amendment (which Holders, in the case of a Global Security, shall be the Depositary appointed therefor), provided that no such modification or amendment may, without the consent of each Holder of any Debt Security affected thereby:

(1)	change the Stated Maturity of the principal of, or any installment of principal of or interest on, such Debt Security;

(2)	reduce the principal amount of (or premium, if any) or the interest, if any, on such Debt Security or the principal amount due upon acceleration of an Original Issue Discount Security;

(3)	change the place or currency of payment of principal (or premium, if any) or interest, if any, on such Debt Security;

(4)	impair the right to institute suit for the enforcement of any such payment on or with respect to such Debt Security;

(5)	reduce the above-stated percentage of Holders of Debt Securities necessary to modify or amend the Indenture; or

(6)	modify the foregoing requirements or reduce the percentage of outstanding Debt Securities necessary to waive compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

The Trustee

Citibank, N.A., is the Trustee under the Indenture. The Company may maintain deposit accounts and conduct other banking transactions with the Trustee in the normal course of the Company’s business.

DESCRIPTION OF PREFERRED STOCK

Under the Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”), the Company’s Board of Directors (without any further vote or action by the Company’s stockholders) may authorize the issuance, in one or more series, of up to (A) 50,000 shares of Convertible Preferred Stock having a par value of $100.00 per share; (B) 50,000 shares of Non-Convertible Preferred Stock having a par value of $100.00 per share; and (C) 20,000,000 shares of Preferred Stock having a par value of $0.01 per share (collectively, the “Preferred Stock”). The Board of Directors is authorized to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each series of Preferred Stock by resolution authorizing the issuance of such series. As of the date of this Prospectus, there were no shares of Preferred Stock issued and outstanding.

The description below sets forth certain general terms and provisions of each of the three classes of the Company’s Preferred Stock to which a Prospectus Supplement may relate. The specific terms of any series of Preferred Stock in respect of which this Prospectus is being delivered (the “Offered Preferred Stock”) will be described in the accompanying Prospectus Supplement relating to such Offered Preferred Stock. The following summaries of certain provisions governing the Company’s preferred stock are not complete. These summaries are subject to, and are qualified in their entirety by reference to, the Certificate of Incorporation and the certificate of designations relating to each particular series of Offered Preferred Stock, which will be filed with the Commission (and incorporated by reference in the Registration Statement) in connection with such Offered Preferred Stock.

General

The Offered Preferred Stock, when issued in accordance with the terms of the Certificate of Incorporation and of the applicable certificate of designations and as described in the applicable Prospectus Supplement, will be fully paid and non-assessable.

To the extent not fixed in the Certificate of Incorporation, the relative rights, preferences, powers, qualifications, limitations or restrictions of the Offered Preferred Stock of any series will be as fixed by the Board of Directors pursuant to a certificate of designations relating to such series. The Prospectus Supplement relating to the Offered Preferred Stock of each such series shall specify the terms thereof, including:

(1)	The class, series title or designation and stated value (if any) for such Offered Preferred Stock;

(2)	The maximum number of shares of Offered Preferred Stock in such series, the liquidation preference per share and the offering price per share for such series;

(3)	The dividend preferences and the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Offered Preferred Stock;

(4)	The date from which dividends on such Offered Preferred Stock will accumulate, if applicable, and whether dividends will be cumulative;

(5)	The provisions for a retirement or sinking fund, if any, with respect to such Offered Preferred Stock;

(6)	The provisions for redemption, if applicable, of such Offered Preferred Stock;

(7)	The voting rights, if any, of shares of such Offered Preferred Stock;

(8)	Any listing of such Offered Preferred Stock for trading on any securities exchange or any authorization of such Offered Preferred Stock for quotation in an interdealer quotation system of a registered national securities association;

(9)	The terms and conditions, if applicable, upon which such Offered Preferred Stock will be convertible into, or exchangeable for, any other securities of the Company, including the title of any such securities and the conversion or exchange price therefor;

(10)	A discussion of federal income tax considerations applicable to such Offered Preferred Stock; and

(11)	Any other specific terms, preferences, rights, limitations or restrictions of such Offered Preferred Stock.

Subject to the terms of the Certificate of Incorporation and to any limitations contained in the certificate of designations pertaining to any then-outstanding series of Preferred Stock, the Company may issue additional series of Preferred Stock at any time or from time to time, with such powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, as the Board of Directors shall determine, all without further action of the stockholders, including the holders of any then-outstanding series of any class of Preferred Stock of the Company.

Dividends

Holders of any series of Offered Preferred Stock will be entitled to receive cash dividends when, as and if declared by the Board of Directors of the Company out of funds of the Company legally available therefor, at such rate and on such dates as will be set forth in the applicable Prospectus Supplement. Each dividend will be payable to holders of record as they appear on the stock books of the Company on the record date fixed by the Board of Directors. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement.

Liquidation Rights

The Company’s Certificate of Incorporation provides that, in the event of a liquidation or dissolution of the Company, or a winding up of its affairs, whether voluntary or involuntary, or in the event of a merger or consolidation of the Company, no distributions will be made to holders of any class of the Company’s common stock until after payment or provision for payment of the debts or liabilities of the Company and any amounts to which holders of shares of any class of the Company’s preferred stock shall be entitled. The applicable Prospectus Supplement will specify the amount and type of distributions to which the holders of any series of Offered Preferred Stock would be entitled upon the occurrence of any such event.

Redemption

If so stated in the applicable Prospectus Supplement, the Offered Preferred Stock will be redeemable in whole or in part at the option of the Company, at the times, at the redemption prices and in accordance with any additional terms and conditions set forth in the Prospectus Supplement.

Voting Rights

Except as expressly required by applicable law, the holders of any series of Offered Preferred Stock will not be entitled to vote on any matter submitted for approval by the Company’s shareholders.

Conversion

If shares of the Offered Preferred Stock are convertible into any other class of the Company’s securities, the accompanying Prospectus Supplement will set forth the applicable terms and conditions relating to such conversion. Such terms will include the designation of the security into which the shares are convertible, the conversion price, the conversion period, whether conversion will be at the option of the holder or the Company, any events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the Offered Preferred Stock. If the Offered Preferred Stock is convertible into Common Stock or into any other security of the Company for which there exists an established public trading market at the time of such conversion, such terms may include provisions for calculating the amount of such security to be received by the holders of the Offered Preferred Stock according to the market price of such security as of a time stated in the accompanying Prospectus Supplement.

DESCRIPTION OF COMMON STOCK

AND CLASS C COMMON STOCK

General

The Company may issue shares of its Common Stock and/or Class C Common Stock, either separately or together with or upon the conversion of or in exchange for other Securities. If this Prospectus is being delivered in connection with such an issuance, all of the details thereof will be set forth in the accompanying Prospectus Supplement. The following summaries are not complete and are subject to, and are qualified in their entirety by reference to, the following documents: (A) the Certificate of Incorporation; (B) the Company’s By-Laws, as amended to date (the “By-Laws”); and (C) the certificate of designations filed by the Company with respect to shares of any series of Preferred Stock which may be issued subsequent to the date of this Prospectus (and as described in any applicable Prospectus Supplement). Copies of each of the Restated Certificate of Incorporation of the Company and the By-laws of the Company, as amended, are filed as exhibits to the Registration Statement.

In addition to the three classes of Preferred Stock described above, the authorized capital stock of the Company consists of

•	30,000,000 shares of Common Stock having a par value of $1.00 per share;

•	10,000,000 shares of Class B Common Stock having a par value of $1.00 per share; and

•	20,000,000 shares of Class C Common Stock having a par value of $1.00 per share.

As of January 22, 1999, the Company had issued and outstanding: (i) 6,023,739 shares of Common Stock; (ii) options to purchase an aggregate of 250,000 shares of Common Stock, which options are currently exercisable; and (iii) 2,341,108 shares of Class B Common Stock. There are no outstanding shares of Class C Common Stock.

The outstanding shares of Common Stock and Class B Common Stock are, and any shares of Common Stock or Class C Common Stock offered hereby will be, upon issuance and payment therefor in accordance with the Certificate of Incorporation and as described in the applicable Prospectus Supplement, fully paid and non-assessable.

Voting Rights

Except to the extent otherwise provided by law, holders of Common Stock, Class B Common Stock and Class C Common Stock vote together as a single voting group on any matters brought before the Company’s shareholders. Holders of Common Stock are entitled to one (1) vote per share on all such matters, while holders of Class B Common Stock are entitled to twenty (20) votes per share on all such matters and holders of Class C Common Stock are entitled to one-twentieth ( 1/20) vote per share on all such matters. Neither Common Stock, Class B Common Stock nor Class C Common Stock possess any cumulative voting rights under the Certificate of Incorporation.

Under the Certificate of Incorporation, the Company may not change the relative rights, preferences, privileges, restrictions, dividend rights, voting powers or other powers of the Common Stock, Class B Common Stock or Class C Common Stock without approval by the holders of each class of stock adversely affected thereby (voting as a separate class). Such approval requires the affirmative vote of not less than two-thirds ( 2/3) of all the votes entitled to be cast by the holders of each such class of stock. In the case, however, of a proposed increase in the authorized number of shares of Common Stock, Class B Common Stock or Class C Common Stock, the Certificate of Incorporation requires approval by a majority of all the votes entitled to be voted by holders of Common Stock, Class B Common Stock and Class C Common Stock, voting together as a single class.

Dividends

General.

Subject to any prior rights of holders of any then-outstanding shares of Preferred Stock, and to the provisions regarding relative dividend rights discussed below, holders of all three classes of the Company’s common stock are entitled to receive dividends when, as and if declared by the Company’s Board of Directors out of funds legally available therefor. See also “DESCRIPTION OF PREFERRED STOCK—Dividends”.

Relative Dividend Rights.

Holders of Class B Common Stock are entitled to receive such dividends, including stock dividends (if any), in such amounts and at such rates per share as may be declared by the Company’s Board of Directors out of funds legally available therefor; provided, however, that any such dividends may not exceed any such dividends declared and paid to holders of Common Stock. Holders of Common Stock are entitled to receive such dividends, including stock dividends (if any), in such amounts and at such rates as may be declared by the Board of Directors out of funds legally available therefor. Dividends declared and paid to holders of Common Stock may exceed any dividends declared and paid to holders of Class B Common Stock. A dividend of shares may be declared and paid in Common Stock to holders of Common Stock and in Class B Common Stock to holders of Class B Common Stock, if the number of shares paid per share to holders of Common Stock and Class B Common Stock are the same.

Any dividends declared and paid on Common Stock and Class C Common Stock must be equal in amount or value and may exceed, but not be less than, any such dividends declared and paid to holders of Class B Common Stock. Dividends of shares of Common Stock may be paid to holders of Common Stock and Class C Common Stock only, or to holders of all classes of the Company’s common stock if the number of shares paid per share to such holders is the same. Similarly, dividends of shares of Class B Common Stock may be paid to holders of Common Stock and Class C Common Stock only, or to holders of all classes of the Company’s common stock if the number of shares paid per share to such holders is the same. Dividends of shares of Class C Common Stock may be paid to holders of Common Stock and Class C Common Stock only, or to holders of all classes of the Company’s common stock if the number of shares paid per share to such holders is the same. Additionally, a dividend of Common Stock may be paid to holders of Common Stock simultaneously with a dividend of Class B Common Stock to holders of Class B Common Stock and a dividend of Class C Common Stock to holders of Class C Common Stock, provided that the number of shares paid per share to holders of each such class is the same.

If only shares of Class B Common Stock and Class C Common Stock are outstanding, then a dividend of shares of Class C Common Stock, Class B Common Stock or Common Stock may be declared and paid to holders of Class C Common Stock only or to holders of Class B Common Stock and Class C Common Stock, if the number of shares paid per share to such holders is the same; provided that a dividend of shares of Class B Common Stock may be paid to holders of Class B Common Stock while holders of Class C Common Stock receive Common Stock or Class C Common Stock if the number of shares paid to such holders is the same. Additionally, if only shares of Class B Common Stock and Class C Common Stock are outstanding, a dividend of shares of Common Stock or Class B Common Stock may be declared and paid to holders of Class B Common Stock, provided that a dividend of shares of Common Stock or Class C Common Stock is declared and paid to holders of Class C Common Stock and the number of shares paid per share to such holders is the same.

If only shares of Common Stock and Class C Common Stock are outstanding, then a dividend of shares of Common Stock, Class B Common Stock, or Class C Common Stock may be declared and paid to the holders of both Common Stock and Class C Common Stock; provided that the number of shares paid per share to such holders is the same. Additionally, if only shares of Common Stock and Class C Common Stock are outstanding, a dividend of Common Stock may be paid to holders of Common Stock and a dividend of Class C Common Stock paid to holders of Class C Common Stock if the number of shares paid per share to such holders is the same.

Preemptive Rights

Generally, holders of the Common Stock, Class B Common Stock and Class C Common Stock do not have any preemptive or other rights to subscribe for additional shares of any class of the Company’s capital stock. If, in the future, the Company takes any action that gives such rights to holders of any shares of Common Stock, Class B Common Stock or Class C Common Stock, the terms of such rights will be described in an applicable Prospectus Supplement.

Liquidation Rights

The Certificate of Incorporation provides that, in the event of any liquidation or dissolution of the Company, or a winding up of its affairs, whether voluntary or involuntary, or in the event of a merger or consolidation of the Company, no distributions will be made to holders of any class of the Company’s common stock until after payment or provision for payment of the debts or liabilities of the Company, plus any amounts payable to holders of shares of any then-outstanding class of Preferred Stock. After the Company makes such payments (or provisions therefor), holders of the Common Stock, Class B Common Stock and Class C Common Stock would be entitled to share ratably (i.e., an equal amount of assets for each share of such stock) in the distribution of the remaining assets of the Company.

Conversion Rights

Shares of Common Stock and Class C Common Stock do not possess any conversion rights. Shares of Class B Common Stock are convertible, at the option of the holder and without the payment of any additional consideration to the Company, into shares of Common Stock on a one share for one share basis. Shares of Class B Common Stock are not convertible into shares of Class C Common Stock.

Transferability and Public Trading Market

There are no restrictions on the transferability of shares of Common Stock, Class B Common Stock or Class C Common Stock. The Common Stock currently trades on the Nasdaq Stock Market (National Market) with the symbol “COKE”. Neither the Class B Common Stock nor the Class C Common Stock is currently listed for trading on any securities exchange or authorized for quotation in an interdealer quotation system of a registered national securities association.

Other Factors

Provision Regarding Redemption or Call of Class C Common Stock.

The Certificate of Incorporation specifically provides that shares of the Class C Common Stock shall not be made subject to any redemption or call by the Company.

Stock Splits and Reverse Stock Splits.

The Certificate of Incorporation provides that, except for dividends of the Company’s stock, which are governed by the provisions described above, shares of Class B Common Stock outstanding at any time shall not be split up or subdivided, whether by stock distribution, reclassification, recapitalization or otherwise, so as to increase the number of shares thereof issued and outstanding, unless at the same time the shares of Common Stock are split up or subdivided in like manner, in order to maintain the same proportionate equity ownership (i.e., the same proportion of shares held by each class) between the holders of Common Stock and Class B Common Stock as existed on the record date of any such transaction.

Except in the case of dividends of the Company’s stock, the Certificate of Incorporation also provides that, if shares of Common Stock and Class B Common Stock outstanding at any time are split or subdivided, whether by stock distribution, reclassification, recapitalization or otherwise, so as to increase the number of shares thereof issued and outstanding, then the shares of Class C Common Stock shall be split or subdivided in like manner, in order to maintain the same proportionate equity ownership (i.e., the same proportion of shares held by each class) among the holders of Common Stock, Class B Common Stock and Class C Common Stock as existed on the date prior to such split or subdivision. Similarly, if shares of Class C Common Stock shall be split or subdivided in any manner, then all other outstanding classes of the Company’s common stock shall be proportionately split or subdivided.

In the case of reverse splits, the Certificate of Incorporation provides that shares of Common Stock outstanding at any time shall not be reverse split or combined, whether by reclassification, recapitalization or otherwise, so as to decrease the number of shares thereof issued and outstanding, unless at the same time the shares of Class B Common Stock are reverse split or combined in like manner in order to maintain the same proportionate ownership between the holders of Common Stock and Class B Common Stock as existed on the record date of any such transaction.

The Certificate of Incorporation also provides that if shares of Common Stock and Class B Common Stock outstanding at any time are reverse split or combined, whether by reclassification, recapitalization or otherwise, so as to decrease the number of shares thereof issued and outstanding, then the shares of all other classes of the Company’s common stock also shall be reverse split or combined in like manner in order to maintain the same proportionate ownership (i.e., the same proportion of shares held by each class) between the holders of Common Stock, Class B Common Stock and Class C Common Stock as existed on the date prior to the reverse split or combination. Similarly, if shares of Class C Common Stock are reverse split or combined in any manner, all other outstanding classes of the Company’s common stock shall be proportionately reverse split or combined.

Classification of Board of Directors.

The Company’s Board of Directors is divided into three approximately equal classes, having staggered terms of office of three years each. This classification of the Board cannot be changed without approval by the affirmative vote of the holders of not less than two thirds of all of the outstanding shares of Common Stock, Class B Common Stock and Class C Common Stock, voting together as a single class.

PLAN OF DISTRIBUTION

The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may offer and sell the Securities in exchange for one or more of its outstanding issues of debt or convertible debt securities, or in exchange for one or more classes of securities of other issuers in connection with business combination transactions. Each Prospectus Supplement will describe the method of distribution of the Securities offered therein.

We may sell Securities in any of three ways: (1) through underwriters or dealers; (2) through agents; or (3) directly to one or more purchasers. The accompanying Prospectus Supplement with respect to a particular offering of Securities will set forth the terms of the offering of such Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities, the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters’ compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Securities may be listed.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of the Securities will be named in the

Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase a particular offering of Securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all the particular Securities offered if any are purchased.

If dealers are utilized in the sale of a particular offering of Securities with respect to which this Prospectus is delivered, the Company will sell such Securities to the dealers as principals. The dealers may then resell such Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Only underwriters named in a Prospectus Supplement will be deemed to be underwriters in connection with the Securities described therein. Firms not so named will have no direct or indirect participation in the underwriting of such Securities, although such a firm may participate in the distribution of such Securities under circumstances entitling it to a dealer’s commission. It is anticipated that any underwriting agreement pertaining to any such Securities will (1) entitle the underwriters to indemnification by the Company against certain civil liabilities under the Securities Act or to contribution with respect to payments which the underwriters may be required to make in respect thereof, (2) provide that the obligations of the underwriters will be subject to certain conditions precedent and (3) provide that the underwriters generally will be obligated to purchase all such Securities if any are purchased.

Securities also may be offered directly by the Company or through agents designated by the Company from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any such agent will be named, and the terms of any such agency (including any commissions payable by the Company to such agent) will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in such Prospectus Supplement, any such agent will act on a reasonable best efforts basis for the period of its appointment. Agents named in a Prospectus Supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the Securities described therein and, under agreements which may be entered into with the Company, may be entitled to indemnification by the Company against certain civil liabilities under the Securities Act or to contribution with respect to payments which the agents may be required to make in respect thereof.

If so indicated in a Prospectus Supplement, the Company will authorize underwriters or other agents of the Company to solicit offers by certain specified entities to purchase Securities from the Company pursuant to delayed delivery contracts providing for payment and delivery at a specified future date. The obligations of any purchaser under any such contract will not be subject to any conditions except those described in such Prospectus Supplement. Such Prospectus Supplement will set forth the commissions payable for solicitations of such contracts.

Underwriters and agents may purchase and sell Securities in the secondary market, but are not obligated to do so. There can be no assurance that there will be a secondary market for the Securities or liquidity in the secondary market if one develops. From time to time, underwriters and agents may make a market in the Securities. A particular offering of Securities may or may not be listed on a national securities exchange.

Underwriters and agents may engage in transactions with, or perform services for, the Company and its subsidiaries in the ordinary course of business.

EXPERTS

The financial statements incorporated in the Prospectus by reference to the Annual Report on Form 10-K of Coca-Cola Bottling Co. Consolidated for the fiscal year ended December 28, 1997, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Any financial statements and schedules hereafter incorporated by reference in the Registration Statement of which this Prospectus is a part that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in auditing and accounting to the extent covered by consents filed with the Commission.

LEGAL OPINIONS

Certain legal matters relating to the Securities offered hereby will be passed upon for the Company by Witt, Gaither & Whitaker, P.C., 1100 SunTrust Bank Building, Chattanooga, Tennessee 37402, and for any underwriters or agents by Cravath, Swaine & Moore. As of January 22, 1999, members of Witt, Gaither & Whitaker, P.C. reported ownership of shares of the Company’s Common Stock as follows: John W. Murrey, III, 1,000 shares; Hugh J. Moore, Jr., 100 shares; and Harold A. Schwartz, Jr., 100 shares. John W. Murrey, III is a director of the Company and John F. Henry, Jr., Secretary of the Company, also is a member of Witt, Gaither & Whitaker, P.C.

$100,000,000

5.30% Senior Notes due 2015

PROSPECTUS SUPPLEMENT

March 21, 2003

Salomon Smith Barney

Wachovia Securities

SunTrust Robinson Humphrey

Fleet Securities, Inc.